FILED VIA EDGAR

January 16, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XD Fund Trust (the “Trust”)
File Nos. 333-275198 and 811-23914

Ladies and Gentlemen:

This letter is being transmitted by the Trust pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and hereby provides the following in connection with the Trust’s fidelity bond (the “Fidelity Bond”):

•	A copy of the extended policy term Endorsement No. 4 for the Trust’s Investment Company Fidelity Bond Policy No. 08FI059038724 issued by Hartford Fire Insurance Company in the amount of $1,000,000, as filed with the SEC on February 1, 2024 (Accession No. 0001580642-24-000694); and
•	A copy of the resolutions which were adopted by the Board, including a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust on November 20, 2024, approving the form, type, coverage and amount of the Fidelity Bond.

Premiums have been paid through the policy extension period ending April 1, 2025.

If you have any questions concerning this filing, please contact me at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull

Assistant Secretary of the Trust

cc:	Peter Schwartz, Esq.
Sreevatsan Rajagopalan

Endorsement No.: 4

This endorsement, Effective on 01/19/2025 at 12:01 A.M. standard time, forms a part of Policy No. 08 FI 0590387-24 of the HARTFORD FIRE INSURANCE CO. Issued to XD FUND TRUST

A. Morris Tooker, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE

1.	☐	Policy Premium Changed To: $	9.	☐	Deductible/Retention Changed To:
			10.	☒	Expiration Date Is Changed To: 4/1/2025
2.	☐	Insured’s Name Changed To: (see description or endorsement listed below)
3.		Insured’s Address Changed To: (see description or endorsement listed below)	11.		Additional Insured(s) or Subject(s) of coverage deleted
4.		Anniversary Date Is Changed To:	12.		Policy Provision(s) Added
5.		Additional Insured(s) or Subject(s) of coverage added	13.		Policy Provision(s) Deleted
6.	☒	Additional Premium: $ 289	14.		Exercise Discovery Period, Extended Reporting Period or Tail Coverage Option.
7.		Return Premium: $	15.		Other (see description or endorsement listed below)
8.		Limit of Liability Changed To: $

Description of Policy Changes:

IT IS HEREBY AGREED AND UNDERSTOOD THAT EFFECTIVE 1/19/25 THIS POLICY IS EXTENDED TO 4/1/25 FOR AN ADDITIONAL PREMIUM OF $289

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Name and number of Endorsement(s) made part of the policy:

HG 00 H008 00 0202	© 2002, The Hartford	Page 1 of 1

CERTIFIED RESOLUTIONS

The undersigned hereby certifies that she is the duly elected Assistant Secretary of the XD Fund Trust (the “Trust”) and that the Board of Trustees (including those who are not “interested persons” of the Trust, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), adopted the following resolutions on November 20, 2024.

RESOLVED, that it is the finding of the Trustees at this Meeting that the fidelity bond written by Hartford Fire Insurance Company, or any such other underwriter as may be deemed appropriate by the officers of the Trust, (the “Bond”) covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 (the “Rule”) promulgated by the SEC under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets and the nature of the securities in the Trust’s portfolio; and

FURTHER RESOLVED, that the premium to be paid by the Trust under the Bond be, and it hereby is, approved by the Board of Trustees (all Trustees voting) and separately by the Independent Trustees; and

FURTHER RESOLVED, that the Bond be, and it hereby is, approved by the Board of Trustees (all Trustees voting) and separately by the Independent Trustees; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized and directed to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and

FURTHER RESOLVED, that, in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary and each assistant secretary of the Trust, if any, is hereby designated as the officer of the Trust who is authorized and directed to file the Bond with the SEC and give all notices required under paragraph (g) of the Rule; and

FURTHER RESOLVED, that the Trustees and the appropriate officers of the Trust, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

Witness my hand this 16th day of January, 2025.

/s/ Maggie Bull

Maggie Bull

Assistant Secretary of the Trust